

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

Via Email
Louis T. Hsieh
President and Chief Financial Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street, Haidian District
Beijing 100080
People's Republic of China

Re: New Oriental Education & Technology Group Inc.
Form 20-F for Fiscal Year Ended May 31, 2011
Filed October 14, 2011
Response dated May 11, 2012
File No. 001-32993

Dear Mr. Hsieh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, revised disclosures or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with executed versions of the form documents you have provided, namely the new equity pledge agreement, the option agreement, and the several powers of attorney. Also, please file executed versions of these documents under Item 601 of Regulation S-K.

Risk Factors, page 5

Risks Related to Our Corporate Structure, page 13

2.   We note your response to the third bullet point in comment 2 from our letter dated
        April 27, 2012 including your statement that the transfer of equity in the VIE was not
        a material event to the company. Tell us why your VIE agreements were not
        executed the same date of the transfer the entirety of the equity in the VIE in
        December 2011, but were apparently executed in late April 2012, five months later.

        Further, we note that your equity pledge, pursuant to the equity pledge agreement
        executed April 23, 2012, was not registered with SAIC Haidian until May 7, 2012.
        Please expand your materiality analysis to include the dollar value the equity pledge
        secures that were left unregistered, unperfected and therefore unsecured and the
        percentage assets and revenues of your operations your VIE constitutes, that were left
        without executed agreements by which you claim control and economic benefit, over
        same. We note your response that the equity pledge agreement "secured all debts and
        liabilities arising from the relevant principal agreements."

        Provide us with your analysis as to whether and how the governing NYSE rules,
        citing same, would have required publicly filing and furnishing this information,
        including all the relevant points related to the VIE equity transfer including, but not
        limited to, those factors referenced above.

3.   We note your response to the seventh bullet point in comment 3 from our letter dated
        April 27, 2012 including providing the equity pledge agreement, option agreement
        and power of attorney as form agreements. Please confirm whether the powers of
        attorney contain all necessary provisions, including nominating and voting rights,
        under PRC law to maintain a controlling financial interest in your VIE such that you
        have the power to direct the activities that most significantly impact the VIEs
        economic performance and tell us how it does that. We note that your power of
        attorney agreement appears to consist of one sentence that gives a proxy to exercise
        voting shares with nothing further. Additionally, please disclose whether the powers
        of attorney are revocable, cover all applicable WFOEs and cover 100% of Beijing
        Century's shareholders.

4.   We also note from your response to comment 4 that Century Friendship, the
        shareholder of the VIE, has executed powers of attorney, which included a proxy of
        its voting right on April 23, 2012. Since you deemed it necessary to execute the

powers of attorney on April 23, 2012 providing the WFOEs with proxy voting rights, it appears that there was no prior contractual agreement that transferred nomination and voting rights from the VIE to the WFOE. In this regard, please tell us how you concluded, in accordance with ASC 810-10-25-38A, that you had the power to direct the activities of the VIE that most significantly impact the VIE's economic performance at December 31, 2011 and/or prior to April 23, 2012.

5. We note your response to the eighth bullet point in comment 3 from our letter dated April 27, 2012. Disclose the dollar amount of the debt in your application form when filing the equity pledge registration documents. We note that you included the RMB amount of the registered capital of the VIE in the application that registered the equity pledge to perfect the security interest with SAIC Haidian.

6. Please tell us the remaining dollar value, including "all secured debts and liabilities arising from the relevant principal agreements," you state is "secured" by the equity pledge agreement and tell us how those amounts are "secured" when it is not the equity pledge agreement that is registered with SAIC Haidian, and thereby perfected, but the equity pledge, a separate document that states with specificity, the amount of the debt the collateral secures, the registered capital amount, in this case.

7. We note your response to the ninth bullet point in comment 3 from our letter dated April 27, 2012. Please confirm that you will include the disclosure in paragraph two of your response in future filings. We note your statement that "the pledgee may conclude an agreement with the pledgor to obtain the pledged equity." Please tell us the process by which that is done, with all prerequisite steps, confirmations, eligibility requirements, and clearances, citing the applicable PRC rules, regulations and procedures. Please confirm that the default manner in which to dispose of an equity pledge agreement under PRC Security Law is by public auction, and not the direct transfer of pledged equity interest to a pledgor when the pledgor chooses to enforce the pledge.

8. We note your response to comment 4 from our letter dated April 27, 2012. Please cite the specific language in your prior equity pledge agreement that includes the voting rights provisions, referencing the exact section of the agreement. Please also indicate where nominating rights are covered within the agreement.

9. We note your response to comment 5 from our letter dated April 27, 2012. Please disclose whether you ever collateralized dividends or voting rights in the past including under prior equity pledge agreements or other supporting agreements. We note that in Note 1 to the financial statements you state that "[a]s collateral to ensure New Oriental China and its subsidiaries' payments under the Service Agreements, the shareholders of New Oriental China and its subsidiaries, through an equity pledge

agreement dated April 2005, pledged all of their rights and interests in New Oriental China and its subsidiaries, including voting rights and dividend rights, to the [c]ompany." [emphasis added]. Please explain and reconcile.

Note 1. Organization and Principal Activities, page 9

The VIE Arrangements, page 15

10.   We note your response to comment seven from our letter dated April 27, 2012. You state that through the trademark license agreements, new enrollment system development service agreements and website development and use agreements with New Oriental China that you have the right to receive substantially all of the economic benefits of New Oriental China. To help us better understand your consolidation policy, please provide the following as it relates to each of the contractual agreements mentioned above:

- the duration of each contract and its remaining term;
- a description of how contracts renew and if the VIE's approval of the contracts is required;
- if the VIE has any right to terminate a contract (e.g., payment of a contract termination fee or ability to opt-out upon expiration of the contract);
- a description of how the fees from the VIE to the WFOE are determined, and how significant the fees are; and
- the actual payment history of fees from the VIE to the WFOE.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine B. Adams, Staff Accountant, at 202-551-3363 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.


Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director


cc: <u>Via Email</u>
         Z. Julie Gao, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP